GoBQ Grills, Inc.



ANNUAL REPORT

GoBQ Grills, Inc.
3742 N Janssen, STE 1
Chicago, IL 60613
https://www.gobqgrills.com

This Annual Report is dated May 25, 2020.

BUSINESS

Company Overview

GoBQ Grill, Inc. was originally founded as "Grillfold, LLC." in 2012 by Eric Goeken and Todd Zaroban. The company was converted to a C-Corp on January 1 2020. GoBQ Grills develops, manufactures, and sells a line of revolutionary ultra-portable grills made from flexible, flame- and heat-resistant fabric. The first product in this line is the patented "GoBQ® Charcoal Grill". The ultimate benefit of the GoBQ is its portability and convenience, and the primary target market is campers, hikers, tailgaters, travelers, and outdoor enthusiasts.

Our current sales channels consist of the GoBQ Grills online store, Amazon/Amazon Prime, and Walmart.com.

GoBQ utilizes in-house engineering and design for a rapid and cost-effective development process. Prototypes are created utilizing 3D printing technology and in-house testing to allow GoBQ to quickly perfect the grill design and specifications.

Manufacturing is outsourced overseas in order to attain an affordable price point for consumers. As the company grows, opportunities may exist to bring manufacturing and assembly to a US-based partner or to build the capacity internally.

The company retains all ownership rights, title and interest of it's intellectual property, including the patent, trademark, website, product designs, drawings, prototypes, trademarks, photography, and marketing materials.

Competitors and Industry

According to our research, there are no other flexible fabric grills on the market. The GoBQ Grill introduces a whole new category. With no direct competition in this niche, we benefit from being first to market.

However, there are many competitors that occupy the portable/tabletop grill market. The top competitors are Weber, Coleman and Cuisinart. As a brand-new product and brand, GoBQ's primary challenge will be to establish brand awareness and grow market share. An advantage is our ability to efficiently develop a product that addresses the deficiencies of existing products in the market, and the fact that the uniqueness of the GoBQ is revolutionary, exciting and buzzworthy.

Current Stage and Roadmap

The GoBQ Charcoal Grill is currently available for purchase on Amazon.com, Walmart.com, and our web store at gobqgrills.com. The GoBQ Propane Grill is in the protoype development stage.

We are ramping up production with a new supplier in China at a much lower cost-point than we were able to achieve previously with final assembly in the US. Once we know we can reliably deliver on high quantity orders, we will approach big box stores to form retail partnerships. The funds from StartEngine will be used for advertising and for our initial product run of 3200 units. We will also continue expansion of our product line to include a propane powered version first, and ultimately in the future varying sizes as well as add on products such as portable grilling utensils and white-label charcoal bags, branded under GoBQ.

Manufacturing is outsourced overseas in order to attain an affordable price point for consumers. As the company grows, opportunities may exist to bring manufacturing and assembly to a US-based partner or to build the capacity internally.

Previous Offerings

Between February 12, 2020 and May 25, 2020, we sold 109,186 shares of common stock in exchange for $0.60 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: N/A
  Date: December 27, 2019
  Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $24,974, 51% lower compared to fiscal year 2018 revenue of $51,944. Supply chain disruptions from spring to fall of 2018 resulted in inventory shortages, and marketing efforts were paused while focusing on establishing a new manufacturing supplier. These factors contributed to the decrease in sales revenues from 2018 to 2019.

Cost of Good Sold

Cost of goods sold in 2019 was $29,389, an decrease of approximately $12,791, from costs of $42,180 in fiscal year 2018. While the operational disruption was resolved by October 2018, the accounting disruption affecting the carrying amounts of inventory & accounts payable was not completely resolved until the fourth quarter of 2019. At of the end of 2018, it was not possible for the Company to quantify the financial impact of the disruption. When the financial impact of the disruption became clear, the Company chose not to reopen its financial statements and income tax returns for 2018. Rather, the Company reflected the financial impact in the fourth quarter of 2019 when the impact became known.

Gross margins

As a result of the financial impact of the supply chain disruption noted above, gross margin in 2019 was negative $4,415 compared to $9,764 in 2018. The Company expects its gross margins to return to more normal levels in 2020.

Expenses

Expenses in 2019 were $45,141 and increase of $9,681 over 2018 when expenses were $35,460. The primary reason for the increase is the compensation expense associated with the grant of equity securities to members of the Company's Advisory Board. No such compensation expenses were incurred in 2018.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $12,721. [*The Company intends to raise additional funds through an equity financing.*]

As of 4/23/2020, the company currently has $10,074 of cash on hand at Chase bank, $13,996 of disbursable funds from StartEngine campaign, and no lines of credit or shareholder loans.

Debt

- Creditor: ICFS Group LLC
  Amount Owed: $37,106.39
  Interest Rate: 0.0%
Maturity Date: December 31, 2021

This is an AP account for product Assembly Services from a company that acquired parts from the former manufacture that went out of business. The balance is due and payable but there are no terms, interest, or a maturity date.

- Creditor: Eric Goeken
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default

from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON—NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be stopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non—payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

- Creditor: Capital Premium Financing, Inc.

Amount Owed: $1,211.85

Interest Rate: 17.79%

Maturity Date: April 28, 2020

Amount owed is remaining balance of liability insurance premium financing. Amount Financed: $3728.80. Terms are 10 Monthly payments of $403.95, first payment made 7/28/2019.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and Directors

Name: Todd Zaroban

Todd Zaroban's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: December 31, 2019 —Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Todd received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Position: Secretary
Dates of Service: December 31, 2019 —Present
Responsibilities: Ensuring the integrity of the governance framework, being responsible for the efficient administration of the company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors.

Position: Chief Operating Officer
Dates of Service: December 31, 2019 —Present
Responsibilities: Oversee the company's business operations and ensures the company has effective operational and financial procedures in place.

Position: Chief Financial Officer
Dates of Service: December 31, 2019 —Present
Responsibilities: Managing the financial actions of the company, tracking cash flow, financial planning, analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

Employer: Zaroban Design, LLC
Title: Owner
Dates of Service: August 14, 1998 —Present
Responsibilities: Branding, Design, and Website Development Services.

Name: Eric Goeken

Eric Goeken's current primary role is with HDR. Eric Goeken currently services Eric works 6 hours per week at the company and his hours will increase relative to the success of our StartEngine raise hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director / Chief Product Designer
Dates of Service: December 31, 2019 —Present

Responsibilities: Product design, engineering, research, development, and innovation. Eric received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Other business experience in the past three years:

Employer: HDR
Title: Project Architect
Dates of Service: July 02, 2018 —Present
Responsibilities: TBD

Other business experience in the past three years:

Employer: KAI
Title: Project Architect
Dates of Service: June 06, 2016 — July 01, 2018
Responsibilities: The project architect is the team leader in charge of overseeing timely and profitable completion of a project. The project architect coordinates the work team, consults with clients, draws designs, and proposes budgets.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric Goeken	4,359,673	Common Stock	43.59
Todd Zaroban	4,359,673	Common Stock	43.59

RELATED PARTY TRANSACTIONS

- Name of Entity: John Cooper

Relationship to Company: Family member

Nature / amount of interest in the transaction: During 2019, the Company recorded compensation expense associated with Member units granted to a related party of $134,000.

Material Terms: The Company receives from this related party finance consulting services. This related party also serves on the Company's Advisory Board.

- Name of Entity: Eric Goeken

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company recorded during 2019, interest expense of $7,850 payable to one of the Company's founders under a Note for $50,000 issued following the founder's contribution of a patent on August 24, 2015.

Material Terms: FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON—NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non—payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification,   or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,783,333 of Common Stock.

Common stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

GoBQ Grills Inc.

By   /s/

Name: Todd Zaroban

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Todd Zaroban, Principal Executive Officer of GoBQ Grills, Inc., hereby certify that the financial statements of GoBQ Grills, Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer

GoBQ Grills, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019 and 2018

GoBQ Grills, Inc.

TABLE OF CONTENTS



To the Board of Directors of
GoBQ Grills, Inc.
Chicago, Illinois

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of GoBQ Grills, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders'/members' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 15, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GoBQ Grills, Inc.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash	$ 12,721	$ 4,210
Accounts receivable	694	-
Inventory	4,165	-
Total Current Assets	17,580	4,210
Non-Current Assets:		
Property and equipment, net	7,693	-
Patent	20,000	20,000
Total Non-Current Assets	27,693	20,000
TOTAL ASSETS	$ 45,273	$ 24,210
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)		
Liabilities		
Current Liabilities		
Accounts payable	$ 46,764	$ 29,013
Accrued expenses	-	25
Total Current Liabilities	46,764	29,038
Long-Term Liabilities		
Notes Payable	50,000	50,000
Accrued interest - notes payable	7,850	6,050
Total Long-Term Liabilities	57,850	56,050
Total Liabilities	104,614	85,088
Members' Equity (Deficit)	-	(60,878)
Stockholders' Equity (Deficit):		
Common Stock, $0.0001 par, 15,000,000 shares authorized, 10,000,000 and 0 shares issued and outstanding, 9,257,960 and 0 shares vested as of December 31, 2019 and 2018, respectively	1,000	-
Additional paid-in capital	100,050	-
Accumulated deficit	(160,391)	-
Total Stockholders' Equity (Deficit)	(59,341)	(60,878)
TOTAL LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)	$ 45,273	$ 24,210

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GoBQ Grills, Inc.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ 24,974	$ 51,944
Cost of goods sold	(29,389)	(42,180)
Gross profit	(4,415)	9,764
Operating Expenses:		
General & administrative	35,515	25,683
Sales and marketing	9,626	9,777
Total Operating Expenses	45,141	35,460
Loss from operations	(49,556)	(25,696)
Other Income/(Expense):		
Interest expense	(1,800)	(1,800)
Total Other Income/(Expense)	(1,800)	(1,800)
Provision for income taxes	-	-
Net loss	$ (51,356)	$ (27,496)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

GoBQ Grills, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2019 and 2018

| | Members' Equity (Deficit) | | Stockholders' Equity (Deficit) | | | | |
| | | | Common Stock | | Additional | | Total |
	Units	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at January 1, 2018	8,300,000	$ (40,043)	-	$ -	$ -	$ -	$ -
Membership units issued as compensation	-	6,661	-	-	-	-	-
Net loss	-	(27,496)	-	-	-	-	-
Balance at December 31, 2018	8,300,000	(60,878)	-	-	-	-	-
Membership units issued for cash investments	155,000	31,000	-	-	-	-	-
Membership units issued as compensation	720,000	21,893	-	-	-	-	-
Conversion to corporation	(9,175,000)	7,985	10,000,000	1,000	100,050	(109,035)	(7,985)
Net loss	-	-	-	-	-	(51,356)	(51,356)
Balance at December 31, 2019	-	$ -	10,000,000	$ 1,000	$ 100,050	$ (160,391)	$ (59,341)

GoBQ Grills, Inc.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net loss	$ (51,356)	$ (27,496)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	742	-
Membership units issued as compensation	21,893	6,661
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(1,436)	-
(Increase)/decrease in inventory	(4,165)	-
Increase/(decrease) in accounts payable	17,751	23,927
Increase/(decrease) in accrued interest	1,800	1,800
Increase/(decrease) in accrued expenses	(25)	25
Increase/(decrease) in customer deposits	-	(1,370)
Net Cash Provided by (Used In) Operating Activities	(14,796)	3,547
Cash Flows From Investing Activities		
Purchase of property and equipment	(7,693)	-
Net Cash Used In Investing Activities	(7,693)	-
Cash Flows From Financing Activities		
Proceeds from issuance of membership units	31,000	-
Net Cash Provided By Financing Activities	31,000	-
Net Change In Cash	8,511	3,547
Cash at Beginning of Period	4,210	663
Cash at End of Period	$ 12,721	$ 4,210
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

GoBQ Grills, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

GoBQ Grills, Inc. (the "Company") was originally organized as a limited liability company (Grillfold LLC) on September 24, 2012 under the laws of Illinois and was subsequently converted to a corporation on December 27, 2019 under the laws of Delaware. The Company was formed to develop, manufacture, and sell innovative ultra-portable grills made from flexible flame and heat-resistant materials. The first product in the Company's line is the GoBQ® Grill, a grill designed to serve hikers, campers, tailgaters, and other outdoor enthusiasts. The GoBQ® Grill is lightweight, compact, and fast to set up.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable

Payment from sales made directly to consumers is generally received at the time of sale. Accounts receivable reflects amounts due from third party sales channel partners for sales completed after deductions for commissions and warehousing expenses. The Company reviews the collectability of all receivables at least quarterly. The Company believes that all accounts receivable as of December 31, 2019 and 2018 are collectible. The Company has not charged interest on past due receivables.

Inventory

Inventory is stated at the lower of cost or market, maintained on a first in, first out basis. Allowances are recorded to reduce the carrying value of inventory for factors such as excess quantities. Write-downs of inventory establish a new cost basis, which is not increased for future changes in market or changes in excess quantities. At December 31, 2019, inventory was entirely comprised of finished good and no allowances had been recorded.

Property and Equipment

The Company's acquired property and equipment during the year ended December 31, 2019 for total cost of $7,693. The equipment has not been depreciated as it has not been placed in service as of year-end. Depreciation will be provided using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Office equipment	3 to 5 years
Furniture and fixtures	7 to 10 years
Leasehold improvements	5 years

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted without interest charges) from the use of an asset were less than the carrying value, the related asset would be written down to its estimated fair value. There were no such impairments in 2019 or 2018.

GoBQ Grills, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied its performance obligations to its customers and collection if probable, which generally occurs when the Company ships its orders.

Cost of Goods Sold

Cost of goods sold includes product costs, freight, shipping, selling and merchant fees.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $9,626 and $9,777 for the years ended December 31, 2019 and 2018, respectively.

Member Unit-Based Compensation

The Company accounts for stock-based compensation in accordance with authoritative accounting literature, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair value. The Company estimates the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

GoBQ Grills, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

From its inception until December 27, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period. The Company was, however, subject to Illinois replacement tax on its Illinois taxable income. No Illinois replacement tax was recorded in 2019 and 2018 as the Company had accumulated losses as of December 31, 2019 for Illinois replacement tax purposes of $34,025.

For the period after the December 27, 2019 conversion to a corporation, the Company was taxed as a corporation. No 2019 activity was attributed to the corporation for tax purposes. The Company files U.S. federal and state income tax returns. The 2019 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since 2016 remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net losses of $51,356 and $27,496 for the years ended December 31, 2019 and 2018, respectively, has negative cash flows from operations, has a working capital deficiency of $29,184 as of December 31, 2019, lacks liquidity to pay its obligations as they come due with just $12,721 of cash as of December 31, 2019, and has an accumulated deficit of $106,391 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: NOTES PAYABLE

In 2015, one of the founders of the Company contributed a patent to the Company in return for a promissory note carrying a principal amount of $50,000. Interest accrues on the unpaid balance less $30,000 at the rate of 6% annually. Principal and accrued interest are payable in full upon the Company securing either debt or equity financing in the amount of at least $250,000 and with the consent of the equity investor or financial institution providing the debt or equity financing. Interest expense for the years ended December 31, 2019 and 2018 was $1,800 and $1,800, respectively.

GoBQ Grills, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 5: STOCKHOLDERS'/MEMBERS' EQUITY/DEFICIT

Capital Structure

The Company was organized as a limited liability company with 10,000,000 authorized membership units through the December 27, 2019 conversion to a corporation. The number of member units issued and outstanding as of December 31, 2018 was 8,300,000, of which 8,233,333 were vested.

On December 27, 2019, the Company converted to a Delaware corporation and authorized 15,000,000 shares of common stock with a par value of $0.0001. All membership units in the Company were converted into common stock at the rate of 1.0899183 share of common stock for each membership unit. As of December 31, 2019, 10,000,000 shares of common stock were issued and outstanding and 9,257,960 shares of common stock were vested.

Membership Unit Issuances

During the year ended December 31, 2019, the Company issued 155,000 membership units at $0.20 per membership unit for gross proceeds of $31,000.

Member Unit Based Compensation

The Company records issued and outstanding membership units at the grant date, and discloses the vested portions of such.

During the year ended December 31, 2017, the Company granted 100,000 member units (converted to 108,992 shares of common stock) with a grant-date fair value of $0.20 per unit. This grant vests over a 3-year period.

During the year ended December 31, 2019, the Company granted 720,000 member units (converted to 784,741 shares of common stock) with a grant-date fair value of $0.20 per unit. These grants vest over a 3-year period.

For the years ended December 31, 2019 and 2018, the Company recorded compensation expense of $21,893 and $6,661, respectively, on the vesting of the membership unit grants. As of December 31, 2019, 742,040 shares of common stock remained subject to vesting. Total unrecognized compensation cost related to non-vested member units amounted to $133,950 and will be recognized over a weighted average period of 31 months as of December 31, 2019.

NOTE 6: RELATED PARTY TRANSACTIONS

As discussed in Note 4, for the years ended December 31, 2019 and 2018, the Company incurred interest expense in the amounts of $1,800 and $1,800, respectively, on a note agreement with a related party.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SIGNIFICANT CUSTOMERS

The Company sells directly to consumers through its e-commerce website and at sales events. Sales through the Company's e-commerce website are fulfilled by Amazon to whom the Company pays a commission and a warehousing fee. The Company also sells to consumers through third party sales channels, including Amazon.com and Indiegogo.com. Sales made through Amazon.com were $13,526 and $15,665 and sales through Indiegogo.com were $300 and $3,395 for the years ended December 31, 2019 and 2018, respectively. The Company also sells products to Walmart at wholesale prices, which totaled $7,420 in 2019.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2020, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.